Exhibit 99.1

Tiziana Life Sciences to Present at the Webull LIVE! with Corporate Connect: Biotech Investment Webinar

NEW YORK, December 4, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announces that Matthew Davis, Chief Operating Officer and Chief Medical Officer will present at the Webull LIVE! with Corporate Connect: Virtual Biotech Investment Webinar on Wednesday, December 6th at 3:00 PM ET. The presentation will be focused on Tiziana’s recent clinical updates and our Phase 2 trial of intranasal foralumab, a fully human anti-CD3 monoclonal antibody, for the treatment of non-active secondary progressive multiple sclerosis (na-SPMS) and other neuroinflammatory and neurodegenerative diseases such as Alzheimer’s disease.

Conference Details:

Conference: Webull LIVE! with Corporate Connect: Biotech Investment Webinar

Date/Time: Wednesday, December 6th at 3:00 PM ET

Presenter: Matthew Davis, Chief Operating Officer & Chief Medical Officer

Registration Link: https://us02web.zoom.us/webinar/register/WN_9-kFpy_DQ8OlBAoDQg8D7w

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trial is ongoing in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery.  Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

About Webull Financial

Webull is a leading digital investment platform built on next generation global infrastructure. The Webull Group serves tens of millions of users from over 180 countries, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options and fractional shares, through Webull’s trading platform, which is currently available in the United States, the United Kingdom, Hong Kong, Singapore, Japan, South Africa, and Australia. Webull also offers investment education services, with lessons covering a wide range of topics.

References:

1 https://www.pnas.org/doi/10.1073/pnas.2220272120

2 https://www.pnas.org/doi/10.1073/pnas.2309221120

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com